Exhibit 4.21

EXECUTION VERSION

TRADEMARK SECURITY AGREEMENT

This Trademark Security Agreement (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Trademark Security Agreement”), dated July 20, 2011, is made by Warner Music Nashville LLC (the “Grantor”) in favor of Wells Fargo Bank, National Association, as collateral agent (the “Collateral Agent”) for the Secured Parties (as defined in the Security Agreement referred to below).

WHEREAS, WMG Acquisition Corp., a Delaware corporation, has entered into a Security Agreement, dated as of May 28, 2009, made by the Grantor to the Collateral Agent (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Security Agreement”). Capitalized terms not otherwise defined herein have the meanings set forth in the Security Agreement.

WHEREAS, under the terms of the Security Agreement, the Grantor has granted to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in, among other property, certain Trademarks (as defined below) of the Grantor, and has agreed as a condition thereof to execute this Trademark Security Agreement for recording with the United States Patent and Trademark Office and any other appropriate governmental authorities.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Grantor agrees as follows:

SECTION 1. Grant of Security. The Grantor hereby grants to the Collateral Agent, for the ratable benefit of the Secured Parties, a security interest in the Grantor’s right, title and interest in and to the following (all of the following items or types of property being herein collectively referred to as the “Trademark Collateral”), whether now owned or existing or hereafter acquired or arising:

(i) all trademarks, service marks, domain names, trade dress, logos, designs, slogans, trade names, business names, corporate names and other source identifiers, whether registered or unregistered, owned by the Grantor, (provided that no security interest shall be granted in United States intent-to-use trademark applications to the extent that, and solely during the period in which, the grant of a security interest therein would impair the validity or enforceability of any registration issuing from such intent-to-use trademark applications under applicable federal law), including, without limitation, each Trademark registration and application therefor, referred to in Schedule 1 hereto, and all of the goodwill of the business connected with the use of, or symbolized by, each Trademark;

(ii) each Trademark license to which the Grantor is a party, including, without limitation, each Trademark license referred to in Schedule 1 hereto, and all of the goodwill of the business connected with the use of, or symbolized by, each Trademark licensed pursuant thereto;

(iii) all registrations and applications for registration for any Trademark, together with all extensions and renewals thereof;

(iv) all rights in the foregoing provided by international treaties or conventions, all rights corresponding thereto throughout the world and all other rights of any kind whatsoever of the Grantor accruing thereunder or pertaining thereto;

(v) any and all claims for damages and injunctive relief for past, present and future infringement, dilution, violation, misuse or breach with respect to any of the foregoing, with the right, but not the obligation, to sue for and collect, or otherwise recover, such damages; and

(vi) all Proceeds of, collateral for, income, royalties and other payments now or hereafter due and payable with respect to, and Supporting Obligations relating to, any and all of the foregoing.

SECTION 2. No Transfer of Grantor’s Rights. Except to the extent expressly permitted in the Secured Agreements, as applicable, the Grantor agrees not to sell, license, exchange, assign, or otherwise transfer or dispose of, or grant any rights with respect to, or mortgage or otherwise encumber, any of the Trademark Collateral.

SECTION 3. Security for Secured Obligations. The grant of continuing security interest in the Trademark Collateral by each Grantor under this Trademark Security Agreement secures the payment of all Secured Obligations of the Grantor, now or hereafter existing under or in respect of the Finance Documents, whether direct or indirect, absolute or contingent, and whether for principal, reimbursement obligations, interest, premiums, penalties, fees, indemnifications, contract causes of action, costs, expenses or otherwise.

SECTION 4. Recordation. The Grantor authorizes and requests that the Commissioner for Trademarks and any other applicable government office record this Trademark Security Agreement.

SECTION 5. Execution in Counterparts. This Trademark Security Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

SECTION 6. Grants, Rights and Remedies. This Trademark Security Agreement has been executed and delivered by the Grantor for the purpose of recording the grant of security interest herein with the U.S. Patent and Trademark Office. The security interest granted hereby has been granted to the Collateral Agent in connection with the Security Agreement and is expressly subject to the terms and conditions thereof and does not create any additional rights or obligations for any party hereto. The Security Agreement (and all rights and remedies of the Collateral Agent thereunder) shall remain in full force and effect in accordance with its terms.

SECTION 7. Governing Law. This Trademark Security Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

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IN WITNESS WHEREOF, the Grantor has caused this Trademark Security Agreement to be duly executed and delivered by its officer thereunto duly authorized as of the date first above written.

WARNER MUSIC NASHVILLE LLC

By:	/s/ Paul Robinson
Name:	Paul Robinson
Title:	Vice President & Secretary

[Signature Page to Trademark Security Agreement]